

March 28, 2011

<u>Via Facsimile</u>
Mr. Jianmin Gao
Chief Executive Officer
Mondas Minerals Corporation
35 North Lake Avenue, Suite 280
Pasadena, CA 91101

> **Re:**	**Mondas Minerals Corporation**
> **Item 4.01 Form 8-K**
> **Filed February 10, 2011**
> **Item 4.01 Forms 8-K/A**
> **Filed February 16, 2011 and March 25, 2011**
> **File No. 333-152330**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.	We reviewed your amended filing. Please revise your disclosure to state during your two most recent fiscal years and any subsequent interim period preceding the dismissal of Seale and Beers, CPAs ("Seale and Beers"), which is on February 4, 2011, whether there were any disagreements with Seale and Beers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief

cc: Mr. Michael Donahue, Richardson & Patel LLP